                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:        June 30, 1996                 | SEC FILE NUMBER  |
                      ------------------------------------  |     0-20706      |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    XXXXXX XX X   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
- --------------------------------------------------------------------------------
Full Name of Registrant

DATA RACE, INC.
- --------------------------------------------------------------------------------
Former Name if Applicable


- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

12400 Network Boulevard
- --------------------------------------------------------------------------------
City, State and Zip Code

San Antonio, Texas 78249
- --------------------------------------------------------------------------------


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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable. NOT APPLICABLE.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The company has contracted for additional financial labor in producing the 10-K, but the document will not be completed in time to obtain the proper reviews with management, auditors and lawyers.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Gregory T. Skalla                210              263-2208
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- --------------------------------------------------------------------------------

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As previously released to the public, DATA RACE reported a loss of $3,882,000 for its fourth quarter ended June 30, 1996 on $3,053,000 in revenue. In the quarter ended March 31, 1996, the Company reported a loss of $2,205,000 on revenue of $2,026,000. The 51% increase in revenue from the prior quarter was a result of shipments during June of custom modems under a contract with NEC Technologies, Inc.

For its fiscal year 1996, which ended June 30, 1996, the Company reported a loss of $8,319,000, or $1.77 per share, on revenue of $17,232,000. In the prior year, the Company reported a profit of $31,000 on revenue of $30,381,000. The decline in revenue from the prior year was principally due to the completion in the first half of fiscal 1996 of the custom modem contract with IBM which provided 52% of the Company's revenue in fiscal 1995.

                              DATA RACE, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 26, 1996                By  /s/ GREGORY T. SKALLA
    ----------------------------------    --------------------------------------
                                            Gregory T. Skalla,
                                            Chief Financial Officer